

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3030

July 12, 2018

Antonio Carrillo
President and Chief Executive Officer
Arcosa, Inc.
2525 N. Stemmons Freeway
Dallas, Texas 75207-2401

> **Re: Arcosa, Inc.**
> **Amendment No. 1 to Registration Statement on Form 10-12B**
> **Filed June 15, 2018**
> **File No. 001-38494**

Dear Mr. Carrillo:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Exhibit 99.1

Forward-Looking Statements, page 38; and
Reasons for Furnishing this Information Statement, page 40

1. We note your disclosure in the last paragraphs on page 39 and page 40 that you undertake no obligation to update your disclosure. Revise to clarify that you will update your disclosure if required by federal securities laws.

Treatment of the Distribution, page 45

2. We note your reference to "certain stockholders" in the first sentence of the last paragraph on page 46. Clarify which stockholders would have to provide the information described relating to the distribution.

Unaudited Pro Forma Combined Financial Statements, page 51

3.   Please revise to include the pro forma adjustments and resulting pro forma balances required by Article 11 of Regulation S-X.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 66

4.   We note that you provide a discussion of results of operations for each segment. Please revise to also provide a discussion of the consolidated results of Arcosa for each period as required by Item 303(A) of Regulation S-K.

5.   When multiple factors are identified, please revise to discuss and quantify the impact of each factor. For example, disclose the amount of revenue and expense that the trench shoring products acquisition in the third quarter of 2017 contributed in the construction products group on page 66 and the impact of improved pricing and increased shipping volumes in the utility structures product line in the energy equipment group on page 67.

Executive Officers, page 77

6.   Ensure that you have clearly disclosed all background information required by Regulation S-K Item 401(e)(1), including the business experience of Mr. Carrillo during the past five years, and the principal business of Mexichem S.A.B. Also, indicate the periods Mr. Carrillo served on Trinity Industries' board.

Transition Services Agreement, page 105

7.   Please disclose the duration of the agreement.

The Separation and Distribution Agreement, page 103

8.   Please tell us whether the arbitration provision in this agreement would have any impact on the rights of holders of Arcosa's shares under the federal securities laws.

Arcosa Combined Financial Statements as of December 31, 2017

Note 7. Goodwill, page F-15

9.   We see that you reassessed goodwill in connection with the announced spin-off and identified $89.5 million of impairment in the Energy Equipment Group as of December 31, 2015. Since you state that Arcosa's reporting units are the same as those used by Trinity for annual goodwill impairment testing, please disclose the specific

circumstances that resulted in the impairment as a result of the spin-off and explain to us why this was not recorded in an earlier period by Trinity.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Kristin Lochhead at (202) 551-3664 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Daniel Morris, Special Counsel, at (202) 551-3314 with any other questions.

Sincerely,

/s/ Daniel Morris for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Stephen F. Arcano, Esq.
       Skadden, Arps, Slate, Meagher & Flom LLP